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                        Filed by 724 Solutions Inc. and TANTAU Software, Inc.
                        Pursuant to Rule 425 under the Securities Act of 1933

                                       Subject Company: TANTAU Software, Inc.

                      Exchange Act File Number of 724 Solutions Inc.: 1-15641

     [The following is a transcript of an investor conference call that was by 724 Solutions and Tantau Software on Wednesday, November 29, 2000, and made available for replay thereafter.]

Operator:              Ladies and gentlemen, thank you for standing by.
                       Welcome to the 724 Solutions analysts conference call.
                       At this time all participants are in a listen only mode. Later we will conduct a question-and-answer session. At that time if you have a question you will need to press the one followed by the four on your pushbutton telephone. As a reminder this conference is being recorded Wednesday, November 29, 2000. I would now like to turn the conference over to Mr. Ray
                       McManus, Director of Public Relations for 724
                       Solutions. Please go ahead sir.

Ray McManus:           Thank you Operator. Good afternoon everyone, and thank
                       you for joining us. This is our conference call to discuss the acquisition of TANTAU Software. Before we proceed I'd like to read you a Safe Harbor statement.
                       The statements in this call are statements of a forward-looking nature. These statements are made under the Safe Harbor provisions of the U.S. Private
                       Securities Litigation Reform Act of 1995. These statements include the statements herein about the business and affairs of 724 Solutions and TANTAU
                       Software after the completion of the merger, including the companies' combined competitive positions, product offerings and customer base, the companies' improved revenues, operating performance and margins, the companies' planned integration of their product offerings, the growth in the number of subscribers for wireless services, the growth in mobile transactions, and demand by financial institutions and consumers for mobile commerce, banking and brokerage services. These statements are based upon current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

                       In particular, the following factors among others could cause actual results to differ materially from those described in the forward-looking statements. Any inability to satisfy the conditions for the closing of the merger, any inability to obtain the required governmental approvals for the merger and registration of the shares, the risk that 724 Solutions and TANTAU Software businesses will not be integrated efficiently and successfully, or in the manner described herein, costs related to the merger, any delay, inability or difficulty encountered in increasing 724 Solutions' and TANTAU's combined revenues from their existing and new contracts, competitive products and pricing, any inability of 724 Solutions and TANTAU to offer enhanced product offerings, or to offer these to customers in new industries, any inability that 724 Solutions and TANTAU may have to manage and grow their expanding international operations and other factors. These and other risks are set forth in more detail in 724 Solutions' SEC filings and filings with the Canadian Securities Administrators, including but not limited to its material change reports, Annual Information Form, Form 20-F, Management Information Circular or documents furnished under cover on Form 6-K and, when filed by 724 Solutions, its Registration Statement on Form F-4. 724 Solutions does not undertake any obligation to update this forward-looking information except as required under applicable law.

                       Thank you. I'd now like to hand over to Greg Wolfond, Chairman.


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Greg Wolfond:          Is there any time left? Sorry. Thank you Ray. With me
                       today I have John Sims and Karen Basian and I want to thank everyone for joining us here today. John, Karen and I are here to discuss our plan to combine 724 Solutions and TANTAU Software and to introduce you to the company that's the leading provider of infrastructure and application software, enabling secure transactions through mobile devices worldwide. I expect you've all seen the press release issued earlier and I'd like to take a minute to explain the transaction itself before going into the strategic rationale.

                       Under the terms of the agreement we have with TANTAU which both our Boards have unanimously approved, 724 will issue 19 million shares and options to acquire all of TANTAU's outstanding shares, options and warrants. Upon completion, 724 shareholders will own approximately 68 percent of the combined company and TANTAU shareholders will own approximately 32 percent on a fully diluted basis. Upon completion John will become CEO of the combined company and I will become a very active Chairman focusing on the strategic interests of the company. We're accounting for the acquisition as a purchase transaction and we expect closing in the first quarter of 2001.

                       So why TANTAU and why now? I think those of you on the call understand 724's mandate fairly well. We create secure infrastructure and applications that allow financial institutions to provide value to their customers. It's the breadth and depth of these applications where 724 really excels. In places like banking where you can look at your bank account balance, you can transfer funds between accounts, you can order checks, you can pay your bills, in brokerage looking at your account, getting alerts from your watch list, getting research, and in m-commerce where you want to be able to, for example, look at books in Indigo and be able to make a purchase right on the Internet on your phone, right through all of the alerts, the "tell-me-when" features, and the actual alerts where I get an alert on my device and am able to buy goods and services in return.

                       The 724 story is well known. Let me tell you a little bit about TANTAU though. The core team at TANTAU came from the high performance research center at Tandem. In fact this is the group that actually founded that center and Jimmy Treybig, the founder of Tandem, actually is one of the founders of TANTAU. These are the guys that work with customers like the Nasdaq Stock Exchange, the New York Stock Exchange, and the London Stock Exchange to architect systems that today support hundreds of millions and billions of transactions on a daily basis. It's a real scale. So TANTAU has as its scalable wireless infrastructure, that's proven. Most of TANTAU's employees are in Europe with leading clients like MeritaNordbanken, Rabobank, Credit Suisse, and others. It's a true compliment to our customer base which to date has done well in North America and Asia. TANTAU has blue chip investors which include Hewlett Packard, Compaq, Nokia, General Motors, Austin Ventures, and Chase Capital Partners, and the TANTAU platform is distributable worldwide by world class partners including Hewlett Packard, Compaq and Nokia. So what's really the strategic rationale behind the deal?

                       The first one's pretty clear. This creates 724 as the leading provider in mobile financial services. We now have reach through our customers to 270 million consumers worldwide. This expands our addressable markets, clearly with the customers that I've mentioned, more of which John will talk about in a minute, but are also wider geography and it has a great organizational compliment as you'll hear about again a little later on. We accelerate our technology roadmap as well. The combination of TANTAU's great technology with the great work we're already doing on PKI portal, personal m-commerce, and the great 724 applications will allow us to get product to market much more quickly than we could


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                       have without this acquisition.

                       We also achieve unparalleled strategic partnerships. The ability to get our product to market quickly is what's going to be important in this race and having the partners that we have on the technology front, the security front, and also the distribution side, the likes of Hewlett Packard, Compaq and Nokia, has been mentioned as a huge plus to the combined company. This completes our global reach with 724's strong base in North America, TANTAU's base in Europe, and a combined base in Asia Pacific, and finally it accelerates our path to profitability, moving profitability in from mid 02 consensus estimates to our target now of Q1 of 02.

                       And we talk at 724 a lot about monetizing the mobile Internet. By the latest numbers there will be 742 million wireless Internet subscribers, not just phone users, but wireless Internet subscribers by 2004, and mobile transactions will exceed $20 billion dollars in the United States alone in the same time period according to IDC. At 724 we start with financial institutions because that's where people will continue to trust and will continue to keep their money and we build out from there in commercial relationships, m-commerce, and we take this core competency up the curve of value from content to messaging to features like the "tell me when", alert me when my bank account gets down to this balance, or tell me when my credit card gets up to $5,000 or tell me when I can get a ticket for less than its price, and the ability to transact, so ultimately our core competency is the secure scalable transactions, and that's really the ultimate value point.

                       So there's five things we think you've got to do to win the market. A few more points before I turn over to John, and these are the five things.

                       First, you've got to have to win in this space rich applications. You've got to be able to deliver the banking, the brokers, the "tell me when", the alert notification service, all the rich applications which help our financial institutions add value to their customers.

                       The second point is you've got to have a highly scalable platform. There is no doubt now we are the world leader in this kind of platform.

                       Financial institutions are the next key. You've got to be able to have the leading institutions in the world, and the combination, the kind of customers that 724 has already, and the customers that TANTAU brings to the table, we are the leader in that space.

                       You've got to have strategic partners and I've talked about some of those. John will talk a little bit more.

                       And global presence, this truly makes this the global step that we had to take.

                       So with that I'm going to turn it over to John.

John Sims:             Thanks Greg and hello everyone. I'm very excited to
                       talk to you today about the strategic combination of our two companies which we believe will provide significant value to our customers, our partners, and of course our shareholders. Additionally we believe the combination also provides significant opportunity of growth for our employees. Both companies have been very active in this, enabling secure transactions in the mobile Internet space, and have effectively come to the same conclusions about what it was going to take to win. The kinds of things that Greg just mentioned, the rich applications, the highly scalable platforms, the robustness, the partners, and so on. In fact, as both companies stepped back and took a look at this we saw that we were each investing in strands of the other company, and so as we looked at it and understanding that winning is all about speed, we came to the conclusion that our combination made all the sense in the world and our craft to create value for our shareholders.


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                       As for the combined solution offering, TANTAU brings
                       our highly scalable robust platform that supports the integrity of transactions where money is changing hands, an absolutely essential foundation to this monetizing of the mobile Internet. We will add to this rich, scalable, robust infrastructure that TANTAU brings, the 724 application services, including alerts, aggregations, PKI portal, and the other sets of things in the application services, and in addition, on top of this whole framework, we'll have the rich set of applications that 724 brings in banking and brokerage and commerce, and probably most importantly this framework will allow us an opportunity to be able to create a framework that allows us to move into new vertical application areas as they become available in this monetizing of the mobile Internet, and will allow us to move there in a logical fashion and quickly.

                       As for our customers, as far as our customers are concerned, as many of you know 724 has a great set of customers in North America, including Citigroup, Wells Fargo, Bank of America, Bank of Montreal, and so on. As we add the TANTAU relationship with Chase, the combined company will now have four of the top five financial institutions in North America, and additionally as you may have seen recently, 724 announced its relationship with Hanvit Bank in Korea, the second fastest growing wireless Internet market in the world. And to that set of customers we now add all of TANTAU's great customer base, which is particularly based in Europe, including many leading instant financial institutions there, the Credit Suisse group in Switzerland, Rabobank International, Barclays, MeritaNordbanken, SE Banken, Commerzbank and many others. And you can see then that this combined company will have an unparalleled set of relationships with customers throughout the financial services industry across the world on a global scale.

                       Now, in addition to having great technology, great people and great customers set, I believe strongly that winners in an industry have to be leaders in partnering as well, and this combined organization will have a compelling array of relationships with leadership companies. In the technology and channel partners arena 724 has developed terrific relationships with companies like Ericsson, Openwave, Mastercard and others, and now we're adding Entrust, Certicom, deep channel relationships with companies such as Compaq, Hewlett Packard and Nokia. Additionally, the combined company covers the landscape in terms of relationships with security vendors and device manufacturers, very important to the whole equation.

                       From a partnering perspective I think there is no question that we are in a leadership position within this space. In terms of our organization the combined companies will have over 650 people. Of course you know that 724 has great strength in North America, and adding TANTAU's presence there we'll have over 500 people in this market. 724 has of course been investing and expanding their presence internationally. With this combination and TANTAU's strength in Europe we'll now have close to 100 people in Europe, and we will now have a more meaningful critical mass in the Asian market where we've each been building our teams.

                       Monetizing the mobile Internet is truly a worldwide phenomenon, so having a strong global organization is an essential element to realizing the value in this market opportunity. It's not just about the numbers of people, but it's also about the depth and the quality of the people, and this combination brings together from a technology and business perspective some of the best minds in the industry in this segment. In addition to Greg and Karen and I, we have a very deep management team that will be essential to our global execution which we see as very very important. Additionally, I think it's important, particularly in these combinations, to say this and that's that as we've gone through the discussion of how we


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                       would combine our companies and if it made sense, the
                       chemistry between our respective people has been terrific throughout our discussions and throughout the work that we've done together to this point.

                       In addition to our motivations to create this combination we've also been encouraged by our respective customers to combine TANTAU's highly scalable robust platform with rich applications such as the applications that 724 has, and 724 similarly has been encouraged by its customers to look for the kinds of capabilities that TANTAU can bring to the table.

                       Finally, I think this combination creates the absolute leader in the secure mobile Internet transaction space, and those transactions where money is changing hands. I'm personally delighted to have the opportunity to work with Greg, with Karen, and the entire team of the combined company in making sure that we realize the value for our shareholders in this exciting market opportunity.

                       Now let me turn it over to Karen who's going to talk to you about some of the financial highlights of the transaction.

Karen Basian:          Thank you, John. We expect the acquisition of TANTAU
                       to be additive to 724's revenues. Historically TANTAU has had significant revenue generating relationships and has shown similar momentum to 724 with a strong backlog. Additional details will be provided when the F-4 is filed early next month, but as a combined company we expect our '01 target revenues to increase by 50 percent over current stand alone consensus estimates of $50 million for a new revenue target for '01 of $75 million dollars. Given TANTAU's software license model and the significant complementarity, we expect this deal to have a positive impact on our operating results. We expect our gross margin to increase from current analysts' consensus of 43 percent to 46 to 48 percent, and we expect the transaction to be neutral to our forecast operating loss for the calendar year '01.

                       Also, we are accelerating 724's operating profitability timetable on an income before amortization of deferred stock-based compensation charges, from consensus estimates of mid '02 to Q1, '02. Additionally, the combined company will have cash and equivalents in excess of U.S.$200 million dollars. With this kind of funding we expect to be fully funded through break even, and this allows us to continue to pursue very aggressive growth ambitions. 724 and TANTAU have complementary business models. A typical
                       724 Solutions contract has, as you know, the license fee payable on a per user per month basis and as we move to m-commerce we're seeing demand for a per transaction basis, both very scalable and recurring type models.

                       TANTAU's contracts are the typical perpetual software license, based on number of seats. Typically 724 would recognize its revenue as a customer goes live and its adoption scales, whereas TANTAU's revenue will be recognized when a contract is signed. As a function of this may result in some chunky revenue spikes as a large contract is signed on the infrastructure side, but over time we would expect that the combination of the perpetual model and our recurring model will result in a fairly stable scalable revenue pattern.

                       724 also receives revenues from application hosting services to our customers on a per user per month basis. TANTAU has begun to offer the same kind of offering and so will be incorporated into our hosting offering quite naturally. Maintenance fees for both companies are in the order of 18 percent of license fees and this is very typical, and both of us provide professional services. These services, as they have always been for 724, will continue to be a leading indicator of future license growth. Going forward we believe in metrics for


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                       success are the growth of our licenses and hosting
                       businesses as well as services to continue to fuel the pipeline. We're focused on securing new customers, rolling out customer services and penetrating new industry verticals to help accelerate adoption in this exiting space.

                       We expect to close the transaction as Greg mentioned before in the first quarter of 01 and we don't anticipate this transaction will have any effect on Q-4. With the close of the transaction, the transaction will be subject to customer and closing conditions, including Hart Scott Rodino filing in the U.S., and registration of the new shares and options we'll issue.

                       Greg will now close.

G. Wolfond:            So to summarize I'd just like to reiterate the great
                       step forward we're taking here today. We are the leader in mobile financial services with reach now to over 270 million consumers who are customers. We have increased our addressable market and our global presence. We've accelerated our technology road map.
                       We have unparalleled strategic partnerships and at the same time we have accelerated our path to profitability. Thank you all for joining us today. I'd like to turn it over to the operator for any questions.

Operator:              Ladies and gentlemen, we will now begin the question
                       and answer session. If you have a question please press the one followed by the four on your pushbutton telephone. You will hear a three tone prompt acknowledging your request. If your question has been answered and you wish to withdraw your polling request you may do so by pressing the one followed by the three. If you are on a speaker phone please pick up your handset before entering your request. One moment please for our first question.

                       Our first question comes from Marianne Wolk with Robertson Stephens. Please go ahead with your question.

Marianne Wolk:         Yes. I have a couple of quick questions. First of all
                       the integration of the two products and where they overlap, and in particular I would love to hear how out of 724 implementations say for Citigroup you might add TANTAU technology or convert say a Chase implementation of TANTAU how you might benefit from the addition of the 724 technology.

G. Wolfond:            Thanks Marianne. We spent a ton of time in this
                       getting not all of the organizations together but trying to figure out the technology map of how you bring these technologies together. We've done benchmarks together of how we put our great applications on top of the TANTAU platform. For places like Chase for example, where Chase has already announced that they'll be using TANTAU platform globally as their infrastructure for wireless, we had in parallel conversations there where they would say to us--you've got great applications. We'd love to have your applications, and again there's no guarantees here, but we'd love to see those applications on the platform vendor that we've chosen.
                       That's an opportunity that we intend to pursue and hope we can get some traction there.

                       In the case of banks like Citibank we've got the opportunity to turn Citibank on on a global basis, and some of the challenge we have with Citibank is in 26 countries around the world. So we have to have a presence moving to all these parts and as you know we're busy in Singapore, we're busy in different parts of the world, turning Citibank on here, having the great resource base in the organizational map already in place. Just accelerate that and makes our solution so much stronger and so much better for customers like that.


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M. Wolk:               Well you know Greg, I guess I was trying to get a
                       little bit more specific because I know that TANTAU was hoping to do the account transfer and the stock trading and is actually doing that for some of their customers, so again I'm just wondering what your technology brings to that platform that they weren't doing already.

J. Sims: This is John. I think as we've worked with our customers we've heard from them that they want to have more and more innovative application choices, and so the breadth of the applications that 724 brings to the table is much broader than what TANTAU has done so far with its customers, so this allows our customers a lot of, a much deeper set of choices about the things they can do on our platforms, and we expect that that would allow our integrated sales force, which is one of the things we'll be doing, to be able to cross-sell and up-sell in the accounts that TANTAU has been in to the rich set of applications that 724 brings to the table.

G. Wolfond:            And that's really the core of the deal. We have a team
                       that can focus on core competency. These guys came from Tandem. They can focus on some of the transactions and low level issues. Where we're very strong, Marianne, is the applications. The applications and TANTAU's platform provides a great marriage between the two.

M. Wolk: OK. And another question was out of 30 some odd customers that you have John, how many are actually in deployment?

J. Sims: We have- I don't know the exact number off the top of my head. We could get that for you Marianne as a follow-up, but a significant number of our customers in Europe- you know, people like Credit Suisse Group, are in production, SE Banken, MeritaNordbanken, many of the European customers have already moved through sort of the pilot phase and are in the early stages of their production.

M. Wolk:               Right.  Thanks a lot.

Operator:              Our next question comes from Ray Sharma, Credit Suisse
                       First Boston. Please go ahead with your question.

Ray Sharma:            Thank you. First of all, congratulations guys on the
                       transaction. Secondly, two questions for Karen and then maybe a question for Greg or John, and the first question is just from a financial perspective, what's the visibility that you have Karen on your revenues, and like in other words how comfortable are you with the numbers into '01 from a visibility perspective? And secondly, I know you guys touched on this but could you give us a little bit more color, and anyone can answer this question on the pipeline of customers and whether or not the pipeline of the respective organizations, whether there's overlap there, significant overlap, or there's synergy in terms of new customers in the pipeline for the respective companies. And then the last question is that when you look at the industry now, if you look at the infrastructure industry for mobile commerce who's your competition now that this transaction brings you two together and what are you seeing out there. Will there just be point solutions or does anyone have the all encompassing infrastructure the combined company will have?

K. Basian:             Ray, let me just take the first two questions and I'll
                       do them in reverse order. With respect to the pipeline, I think one of the things we were very encouraged by was the complementarity of it, because in fact we see very little overlap but rather in fact


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                       complementarity in terms of how different banks with
                       their different strategies are approaching this market place, and it was definitely one of the reasons we felt that the fit between the two companies was so strong, because definitely some start from an applications solution, others start from an infrastructure, and so we definitely see the power of having both offerings and being able to address our banks specifically that way.

                       With respect to visibility, TANTAU has a slightly different model but we continue to see very strong visibility as we had indicated in our Q-3 call into '01, so we're very comfortable with increasing our numbers to such an extent.

                       On the infrastructure question I think I'll leave it to John or Greg.

J. Sims: In terms of the question of positioning relative to other players, you know I think the key thing here is that 724 by its positioning was focused on transactions and transactions where money is changing hands. TANTAU as an infrastructure provider was really focused on transactions where money is changing hands as opposed to content infrastructure for the wireless Internet, and so really when you look at the combination of what we each bring to the table and that complete set of things, I think it clearly sets us apart from a lot of the other people who are really more focused on pure content sort of plays as opposed to these secure scalable transactions where money is changing hands.

G. Wolfond:            Ray, to follow that up, I mean when we did some of the
                       benchmarks or looked at some of the benchmarks that for example TANTAU had done with Hewlett Packard, they benchmarked the system to a user base of 10 million users with 100,000 concurrent. That's pretty much the user base that [unintelligible] is running right now and the system stood up and performed well, so that's the kind of volume. We know the mobile Internet is coming. That's the kind of volume and the transactions that we see coming and we want to be ready in position with the infrastructure for a client to turn that on.

R. Sharma:             OK. Thank you.

Operator:              Our next question comes from Valentine Lee with HSBC
                       Securities. Please go ahead with your question.

Valentine Lee:         Thank you very much. It looks like a very interesting
                       acquisition. I've got a few things I'd like to get around my head as obviously the customer mix for TANTAU is quite diverse. John, if you could give me a little bit of an idea as to what you're doing with the wireless carrier such as BTN or Deutsche Telecom in Europe, and in terms of your corporate business with Daimler Chrysler and the likes, what are you giving them on terms of wireless connectivity?

J. Sims: Most of the focus of our wireless business as we've developed and grown the wireless business after effectively the purchase out of Tandem and Compaq, has really been focused around financial institutions, so while we have customer relationships with some of those other people it was sort of in the stage of the company's development before we brought our wireless products to the market in the late part of 1999. So some of those relationships are long standing relationships but for some of those specifics, Daimler Chrysler for example, we really helped them in their Internet implementation as opposed to specifically their mobile Internet implementation.

V. Lee: OK. Would you then characterize the core revenue stream coming from the financial side of the business but more transaction sort of a platform base?


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

J. Sims: The core revenue stream is absolutely from the platform infrastructure and the core revenue stream is absolutely at this stage in the company's development this year coming from the mobile Internet transactions infrastructure space.

V. Lee: OK. In terms of forward-looking with the scalability of your platform FSP, Greg mentioned the TANTAU WIP as sort of the scale that they're running at and they found that advantageous to your system. Where do you see the combination of 724 and TANTAU taking you in Europe?

J. Sims: Well I think absolutely in Europe with the incredible relationships that we've got with a number of the leading financial institutions. You know they are challenged with bringing new application offerings to their customers to the market as quickly as they can. You know, they're under the same time to market issues as the rest of us have to deal with and this combination allows us to give them a lot broader set of choices about what kinds of things we can do for them at the application level, and so I think this is something that they will receive very warmly because they want to be able to increase the number of relationship things they can do with their customers because for them that's all about you know customer retention and customer growth.

V. Lee: OK. Any number of questions was asked on the product integration side of it. Honestly, on the surface there's some similar functionalities but outside of the other aggregation and the "tell me when" type of features, how do you see the two products moving going forward? Are they going to maintain two separate product lines or do you see some integration down the road?

J. Sims: We have a whole integration plan. It's the most important part of this is to make sure that people work together and the organizations are focused together. We're going to rely to a large extent on the TANTAU low-level infrastructure, the base stuff that handles the hundreds of millions of transaction kind of level infrastructure. A lot of the components that 724 has, the PKI portal, the numbers of different devices which are available in North America, and a lot of those components can rest on top of that. We've already done some of that testing and that works. There's a slide show presentation that we have that we have that we can take you through where the different components fit and where they go, so there is a rationalization of some of that and clearly there always will be, but the most important part of all the application space, the banking, the brokers, the m-commerce, all those applications, we've tested that stuff and that works very well with the architecture that we've defined for a combined offering, and roughly within six months we'll have the products integrated and be in markets with a combined offering.

V. Lee: OK. I know as 724 you've moved from an NT to Solaris just recently. What would TANTAU be running on as sort of an operating system platform?

J. Sims: TANTAU runs on NT and runs on various Unix platforms particularly the Solaris platform from Sun, the Hewlett Packard HPUX platform, the 364 Unix platform from Compaq, and also based on some of our history that Greg was talking about, we also run on the Tandem, Compaq Tandem non-stop systems as well.

V. Lee: OK. So it's a little bit broader in terms of the platform based. All right, and finally one question in terms of the shares that would be issued. How would that look in terms of freely tradable escrow? Is there any voting blocks?


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

K. Basian:             Effectively there is a registration we will be filing in
                       F-4 to register the shares. Of the 19 million there is a combination there of shares and options so at a minimum you'll see 17 million of those in shares outstanding when the deal closes, and then we've got liquidity provisions on a three month time basis of 15 percent for the first four three-month sections, so up to 12 months, and then 20 percent thereafter for the remaining two three-month intervals.

V. Lee: So basically about 60 percent to be freely tradeable in the first year?

K. Basian:             "Approximately" would be the way to say it, yes.

V. Lee:                OK.  And there's no sort of voting block in place?

K. Basian:             No.  None whatsoever.

V. Lee:                OK.  Thank you.

Operator:              Our next question comes from Cherilyn Radbourne with RBC
                       Dominion Securities. Please go ahead with your question.

David Beck:            Hi, it's David Beck. Just a very ambitious acquisition
                       here guys. Congratulations. I'm wondering about the employee count. Can you just give us the details again for TANTAU in terms of how many employees there are in various areas and how does that correlate to 724?

K. Basian:             In combination we'll have over 500 employees in North
                       America. 80 percent of those employees would be coming from 724. TANTAU has over 70 employees in Europe already, and with the complement of the two teams we'll have more than 100 employees on the ground in Europe.
                       And then in combination in Asia we actually had very similar bases, and when you put the two together we actually get some scalability and some true framework that we can leverage off of and start to really concert our effort on.

D. Beck:               How many employees is that Karen in total?

K. Basian:             It's 652 altogether, and as you know with our
                       business, that changes weekly.

D. Beck: And just back a little bit on the product overlap. Am I to understand there's minimal product overlap here? Maybe you're- can you help us to see how they're going to fit together. Maybe you can say what is the overlap?

G. Wolfond:            Well, there's some parts of it that have to overlap
                       because we're both running in world leading customers today. At the low level some of the 724 stuff we use tools like Imprise, a low level application server type part. Some of that TANTAU fills in. A lot of the low level infrastructure things or some of the low level infrastructure things that 724 was doing, we can turn over and not do any more, and the things that we excel at, things like PKI Portal and aggregation, the other parts will focus more on, so there will be a little bit of a change.

D. Beck: So for example, something like your gateway that you purchased recently, is that relevant any more or can you scrub that?

G. Wolfond:            Yes, it's absolutely relevant. I mean that's again a
                       wireless gateway. It's the


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

                       YRLess company that you're talking about which is absolutely relevant as we get SMS messages and do all the "tell me when" services and actual alerts. That's core to that strategy and it's a piece we plug in. Additionally some of the channel server work we do for the strong base we have in North America to deliver to cellphones and Palm and RIMS, different types of RIM devices, that's a valuable piece as well. The nice thing is the architects on both sides have built these systems in such a way that- you know nothing's ever perfect, but you have from the hard end of complexity to integrate to the easy end, [unintelligible] this is much closer to the easy end of complexity to get done than the hardest.

J. Sims: I think also as you look at it sort of the front end of our architectures, we each had strength in dealing with different device types and when you put them together we cover the complete spectrum of the device types that are relevant, and then also because TANTAU had a very large presence in the European market of course we had a very heavy emphasis on the GSM network device types and so on and so I think that's also when we bring those together we complement each other very nicely.

D. Beck: And the device types that you would do that 724 does not do?

Man: I mean that I think it's the types of devices that we've handled already in Europe, built the templates for and so on, that would be ones that 724 would have to be investing and handling for presentation of the applications on those different device types.

D. Beck: OK. Not just WAP enabled phones. We're talking specialized mobile phones.

Man: A complete array of different- not just WAP but a complete array of different device types.

D. Beck:               How much cash is in TANTAU at this time?

K. Basian:             On a net net basis U.S.$32 million dollars.

D. Beck: OK. And you did a fund raising back in the spring. Can you tell us what valuation that was done at?

K. Basian:             That was not sort of publicly filed so no, that's
                       private information.

D. Beck: OK. And goodwill that will be put on- expected to be put on the balance sheet of 724, do you have a figure for us at this time, or not yet?

K. Basian:             Well, it's going to be subject to- you'll see all of
                       the details of that in the F-4, because we're working through the actual calculations as we go, depending on the close that will impact goodwill.

D. Beck:               OK.  Thank you.

Operator:              Our next question comes from David Wright with
                       BMO/Nesbitt Burns. Please go ahead with your question.

David Wright:          Thanks very much and good afternoon, congratulations,
                       sounds like a great acquisition. You've covered an awful lot here. One thing you haven't talked about though are management changes. Do you see aside from the two top positions are there any other changes that will be put in place and specifically would you expect to see any changes

                       Karen as a result of changes in employment?

K. Basian:             Clearly we don't see any changes. We were really
                       fortunate to have the kind of bandwidth and the kind of investment we had each made from different organizations had required different types of leadership to get us in that position, and so we see very strong teams that will complement each other and fit incredibly nicely together.

D. Wright:             So a COO would become what, Division Head or something
                       like that and heads of R&D become heads of certain types of R&D, or how does that work.

G. Wolfond:            You'll end up seeing us having a product group for the
                       applications group that builds the applications. A lot of that strength will come from the 724 side. It's the low level platform piece where it's already in place in Europe. A lot of that stuff is developed. You'll see some of that stuff coming the TANTAU side. We have General Managers of the business units but we'll also have a General Manager structure for each of the different regions that we have where there's organizations already in place and people working together and offices open and things running. It accelerates our time line to market, so we're using the best folks on both sides of the equation.

J. Sims: Our view here was that we needed to create breadth and depth, and so by bringing these management teams together and taking advantage of the combination, this is a good opportunity for us to position the management structure of the combined company for the next stage of growth. And so as we look at the regional structure that we need to have in Asia, in Europe, and also in North America, this is an ideal time for us to be able to put that in place when we have the choice of such great management, quality of management to be able to do that, so that will be one of the things that you'll see us do as we go through our integration plan.

D. Wright:             Karen, would you have numbers on employees by function?
                       Marketing versus R&D and general and administrative?

K. Basian:             I have some of those numbers, but honestly they are
                       not necessarily as comparable with what you would be used to seeing in 724 given the structures of our business, so at the risk of not being misleading, but the proportion would be not unlike you would be used to with 724 with a slightly heavier weight to engineering given the strong channel in distribution partnerships that have allowed them to really leverage on the sales side.

D. Wright:             OK, great. And speaking of the channel, what percent of
                       revenues would come through channel partners for TANTAU?

K. Basian:             I think that-

J. Sims: So I think that if you look at it historically as we've developed these channel relationships we probably are in the sort of 30 percent range of our revenue, but this clearly would be an area that we would want to focus on continuing to develop in the future.

D. Wright:             Great.  Thanks very much.

Operator:              The next question comes from Farhan Syed with Yorkton
                       Securities. Please go ahead with your question.

Farhan Syed:           Hi. Good evening. Just a couple questions. In terms of
                       the product it sounds like it's going to be combined within six months, but in terms of the operating model of the companies going forward will you be migrating to more of the one dollar per month, the 724, or offering both solutions in terms of revenue models, or how will it work?

K. Basian:             Particularly in the early stages we have the benefit of
                       having a more modular approach. Where we have the benefit of a bank that chooses to approach from the infrastructure point of view, they will have the luxury of both software license models which allows us to really set the foundation and then leverage this traditional 724 model, which is the per user per month, to add that rich functionality as the bank penetrates and builds its capability. So I think you'll see the complementarity of the two rather than a trade-off.

F. Syed: I'm wondering if there are any conflicts or synergies in terms of partner relationships between the two of you today that you may be able to talk about.

G. Wolfond:            It was just remarkable when we started going through
                       the map. Organizationally, regionally, I mean you could see the customer base that we have with Commerzbank and with Chase and us having the Citibank and the Wells Fargo and the B of A's. The same thing is true on the partner map. A lot of the partners that they have are different partners. They started at a different point. They started in Europe more than we did. It's more of a complementary map.
                       There's no real hard contrast there. We have a great relationship with MasterCard. TANTAU has a relationship with Visa, and we're doing things in that sense- there isn't any strong overlap there that would cause any challenge.

F. Syed:               OK.  Great.  Thank you very much and congratulations.

K. Basian:             Thanks.

Operator:              The next question is a follow-up question from Ray
                       Sharma with C.S. First Boston. Please go ahead.

R. Sharma:             Yeah, thanks. Karen, another question for you just on
                       the cost synergy side. When we do the thinking with the 50 percent boost in revenues from guidance for next year, I'm assuming that TANTAU as an independent company was losing money, at least because of the start-up phase and nature of the company, therefore there's obviously some cost rationalization or cost savings. Can you give us a little bit more color as to how that's occurring and any specific kind of data points that you can provide?

K. Basian:             Sure. As we look forward to the- our focus obviously was
                       on '01 given that it will close in '01 or we hope it's closed in '01. What we really focused on was when you took- and this was the great thing about sitting down and doing the organizational map- when we looked at the organizational map we had you know in the 10s of millions of dollars for investment in Europe. They had significant monies for North America and Asia, and so when you actually put the two budgets if you like together you had well in the order of $30 to $40 million dollars of savings without losing any heads, but rather letting people stay in the places that they are and adding to that and fueling that growth with the additional head count that we see. So really you got the benefit of the synergies on the top line with the same infrastructure without having to invest in the same arenas. As John said to you before, we were both investing heavily in the strengths of the other, and so really that's the benefit we get of bringing them together is that synergy.

R. Sharma:             OK, thanks.

Operator:              Our next question comes from Ray Archibold with J. P.
                       Morgan. Please go ahead with your question.

Ray Archibold:         Good afternoon. This is just sort of to make it
                       simple for me because I have a simple mind. What it sounds like is that the TANTAU WIP is going to be effectively a gateway, a payment gateway solution that you'll be licensing to financial institutions and that's where the software life as a model probably has the greatest traction, and then you'll be providing a layer of application services, content aggregation, banking services, etc. which would be on a per user basis. Is that fair in terms of looking at when the deal closes how you will look?

K. Basian:             I think that's a great and much simpler way of looking
                       at it, so yes.

R. Archibold:          I mean the only thing I would say is that you should
                       think about the TANTAU platform as being much broader than a payments gateway, because its very likely that customers would take the TANTAU platform combined with the 724 sort of rich applications set, and then other applications they may develop themselves or they may-other existing applications which may have to interact, and so the TANTAU platform would provide them-- much as Chase has decided- the TANTAU platform would provide them that rich infrastructure that they'd be able to use as the integration for those various different wireless focused applications.

                       And then the second thing I guess Karen, and this is just following up on the revenue model questions that you've had before. As you get through closing and start integrating the platforms of businesses, is there a sense of a migration path for the existing TANTAU basic customers to move to more of a per user model, or is that something that is not even being considered at this time?

K. Basian:             What you'll see is that we'll continue to use the
                       model that we've been using for those customers that implement the application and services that we offer, so
                       I don't think you'll see any move away from that kind of model for our applications set, and that's whether it be initially a TANTAU customer or not. So we'll continue to see that recurring scalability and as we move more and more into the m-commerce space I think you'll see more on a transaction based, but as the value's increased.

R. Archibold:          OK. And the last thing is with the licensing, the
                       TANTAU licensing model, is there a significant deferred revenue component that comes with that?

K. Basian:             No. In fact what you will see is what you tend to have
                       is just recognition of the time that the contract is signed, but very limited sort of deferred revenues, so you won't see that on the balance sheet and we'll try to give you some visibility on it as we talked about before in our visibility.

R. Archibold:          OK. And the last question is did I hear correctly that
                       30 percent of the TANTAU revenue base is through the channel? Did I hear that correctly?

J. Sims: I think that's a reasonable estimate of where we've been historically, and as we were saying, channels continues to be a very important area for us to develop so we would expect to see for the platform infrastructure piece that potentially increases in the future.

R. Archibold:          OK.  Very good.  Thank you.

R. McManus:            We'll take one final question. As everyone will
                       appreciate, Greg and John have many audiences to talk to this evening and they have to jump on a call to our employees in a few minutes.

Operator:              In that case our final question comes from Edel Ebbs
                       with UBS Warburg. Please go ahead with your question.

Edel Ebbs:             On just a quick question. Now that you have TANTAU which
                       is more of a traditional license model, will you be giving install base numbers over time? I know you've talked about breaking out sort of users you know in quarters throughout next year. How do you expect to see that play out? And the other thing is what are you doing in terms of retaining employees and making sure you don't lose a lot of people in the process of this merger?

K. Basian:             First of all on the user front or on the sort of
                       metrics, I think you'll continue to see as we always have said that as we start to see adoption in this market place we will talk about the adoption rate, and I think particularly as this market evolves what we will see are probably different- or we anticipate different penetration rates in places like Europe and Asia where we've seen the rate of mobile usage be much more dramatic than that initially in North America. So what we will try to do is give some color on that as we see the adoption rate happen in each of those different geographies. But TANTAU will continue to be on a per seat basis and to make sense of the installed base as a meaningful metric, we will share that with you.

                       From the retention of employees, what we have done is A, nobody is looking at any kind of detriment to their current situation. In either case what we really see is the growth opportunity and the ability to really leverage people's strength from the kind of leadership that we have in both companies, and that we will continue to see compensation and benefits consistent with what they've experienced in the past, with even greater opportunities on an international scale, so we'll be working very closely. The integration team lead by David Pasieka and John Reece from the TANTAU side will be important in terms of making sure that we stay close to our employees and stay in communication with them as we roll out this very exciting opportunity.

E. Ebbs:               Great.  Thank you.

R. McManus:            Thank you everyone. Thank you for your support this
                       evening. We'd now like to close this call.

Various:               Thank you all.  Thanks very much.  Thanks.

Operator:              Ladies and gentlemen, that does conclude our conference
                       for today. You may all disconnect and thank you for participating.

THIS PRESENTATION DOES NOT CONSTITUTE AN OFFER OR SALE OF SECURITIES. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED HEREIN, WHEN IT IS FILED BY 724 SOLUTIONS AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED BY 724 SOLUTIONS AND TANTAU SOFTWARE WHEN THEY BECOME AVAILABLE WITH THE SECURITIES EXCHANGE COMMISSION AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV. THE REGISTRATION STATEMENT AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED WITHOUT CHARGE FROM 724 SOLUTIONS BY DIRECTING YOUR REQUEST TO: MONICA ZAIED AT MZAIED@724.COM.


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